Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
goodwinlaw.com
+1 617 570 1000

September 30, 2024

FOIA CONFIDENTIAL TREATMENT REQUESTED

The entity requesting confidential treatment is

Upstream Bio, Inc.

890 Winter Street, Suite 200

Waltham, MA 02451

Telephone: (781) 208-2466

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards, Jimmy McNamara, Kevin Kuhar and Franklin Wyman

RE: Upstream Bio, Inc.

Registration Statement on Form S-1

File No. 333-282197

CIK No. 0002022626

Rule 83 Confidential Treatment Request by Upstream Bio, Inc.

Dear Ladies and Gentlemen:

On behalf of Upstream Bio, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated July 9, 2024 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on June 12, 2024, and subsequently publicly filed by the Company with the Commission on September 18, 2024 (File No. 333-282197) (the “Registration Statement”), we submit this supplemental letter to address comment 14 of the Comment Letter.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY UPSTREAM BIO, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

September 30, 2024

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the final price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Prior to the effectiveness of the Registration Statement, the Company intends to implement a reverse stock split of its common stock (the “Stock Split”). The Company expects to reflect the Stock Split in a pre-effective amendment to the Registration Statement that includes the actual price range. For purposes of this letter, we have presented all dollar and per share amounts without giving effect to the Stock Split to be consistent with the current presentation in the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to E. Rand Sutherland and Michael Gray before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Comment Letter in italicized type and have followed the comment with the Company’s response.

14.

Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common stock leading up to the planned offering and the midpoint of your estimated offering price range. This information will facilitate our review of your accounting for stock compensation.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the Company’s common stock, par value $0.001 per share (“Common Stock”), underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its Common Stock and the estimated offering price for its initial public offering (“IPO”).

FOIA CONFIDENTIAL TREATMENT REQUESTED BY UPSTREAM BIO, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

September 30, 2024

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to the Stock Split, resulting in a midpoint of the Preliminary Price Range of $[***] per share. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Common Stock to date, the estimated fair value of its Common Stock has been determined by the Company’s board of directors (the “Board”) as of the date of each equity award, with input from management, considering the Company’s most recently available third-party valuations of its Common Stock, and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

The Company’s most recent third-party valuations of its Common Stock utilized by the Board in determining exercise prices at the time of each equity award were as follows:

Date of Third-Party Valuation	Date of Board Approval	Estimated Fair Market Value of Common Stock per Share
October 31, 2022	December 7, 2022	$3.48
February 17, 2023	March 2, 2023	$4.47
June 6, 2023	June 10, 2023	$5.10
March 1, 2024	March 13, 2024	$5.96
April 22, 2024	April 25, 2024	$6.91
May 20, 2024	June 11, 2024	$9.59
July 19, 2024	July 31, 2024	$11.14

FOIA CONFIDENTIAL TREATMENT REQUESTED BY UPSTREAM BIO, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

September 30, 2024

Equity Awards Between January 1, 2023 and September 30, 2024

The following table summarizes by grant date the number of shares subject to awards granted between January 1, 2023 and September 30, 2024, the per share exercise price of the awards and the fair value of Common Stock underlying the awards on each grant date:

Grant Date	Type of Award	Number of Shares Subject to Awards Granted	Per Share Exercise Price of Award	Per Share Fair Value of Common Stock on Grant Date	Per Share Estimated Fair Value of Award on Grant Date(1)
01/06/2023	Option	14,000	$3.48	$3.48	$2.45
03/02/2023	Option	45,585	$4.47	$4.47	$3.17
03/03/2023	Option	553,430	$4.47	$4.47	$3.17
03/14/2023	Option	34,870	$4.47	$4.47	$3.17
04/08/2023	Option	42,918	$4.47	$4.47	$2.98
06/12/2023	Option	40,235	$5.10	$5.10	$3.42
07/18/2023	Option	80,471	$5.10	$5.10	$3.37
08/09/2023	Option	24,141	$5.10	$5.10	$3.31
08/10/2023	Option	33,900	$5.10	$5.10	$3.31
08/14/2023	Option	287,500	$5.10	$5.10	$3.31
08/15/2023	Option	10,729	$5.10	$5.10	$3.31
09/06/2023	Option	48,282	$5.10	$5.10	$3.40
03/27/2024	Option	742,581	$5.96	$5.96	$3.41
04/04/2024	Option	826,220	$5.96	$5.96	$4.20
04/25/2024	Option	1,004,575	$6.91	$6.91	$4.87
05/02/2024	Option	310,600	$6.91	$6.91	$4.78
05/05/2024	Option	108,250	$6.91	$6.91	$4.78
05/07/2024	Option	12,000	$6.91	$6.91	$4.78
06/11/2024	Option	9,000	$9.59	$9.59	$6.81
06/19/2024	Option	12,000	$9.59	$9.59	$6.80
07/31/2024	Option	34,000	$11.14	$11.14	$8.60

(1)	The per share estimated fair value of options reflects the fair value of options granted on each grant date determined using the Black-Scholes option-pricing model.

Valuation Methodologies

The third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). As disclosed in the Registration Statement, the Company’s enterprise value valuations were prepared using either an option pricing method (“OPM”) market-adjusted back-solve approach based on a recent arms-length transaction, a market-adjusted equity, or a hybrid method (“Hybrid”), which is a combination of an OPM scenario and one or more scenarios using a probability-weighted expected return method (“PWERM”), with an IPO scenario and a sale scenario.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY UPSTREAM BIO, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

September 30, 2024

The OPM treats common stock and preferred stock as call options on the total equity value of a Company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger.

The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the date of the applicable valuation (each, a “Valuation Date”) at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability (“DLOM”) of the common stock is then applied to arrive at an indication of value for the common stock.

The hybrid method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. When using the hybrid method, the third-party valuations considered two future-event scenarios: an IPO scenario and a sale scenario. The equity value of the Company in the IPO scenario was determined using a market approach. The IPO scenario assumed that all shares of redeemable convertible preferred stock would convert into shares of Common Stock and would no longer have the liquidation preferences and preferential rights attributable to the redeemable convertible preferred stock as compared to the Common Stock prior to the IPO. The guideline initial public offering transactions in the IPO scenario consist of biotechnology companies with recent initial public offerings. The valuation converted the Company’s estimated future value in an IPO to present value using a risk-adjusted discount rate. The equity value for the sale scenario was estimated using the price of a recently issued preferred security or a market-adjusted equity approach. At certain Valuation Dates, a preferred tranche model was used (time-based call option or milestone-based model) as appropriate at each respective Valuation Date. The valuation utilized an OPM to quantify or attribute value to these economic rights of redeemable convertible preferred stock as compared to the Common Stock, such as liquidation preferences, dividend provisions, and participation rights after liquidation preferences.

October 31, 2022 Valuation

The fair value of the Common Stock of $3.48 per share at October 31, 2022 was determined with the assistance of an independent third-party valuation firm and approved by the Board on December 7, 2022. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the IRC with respect to options granted on January 6, 2023, along with other factors determined by the Board to be relevant at the time of such grant of options.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY UPSTREAM BIO, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

September 30, 2024

The October 31, 2022 valuation applied the OPM to allocate the fair value of the Company’s equity to various securities within the Company’s capital structure. Under this method, the OPM model was built based on the Company’s capital structure and reasonable option model inputs. The total equity value of the Company was determined based on a market-adjusted approach. Under this approach, the Company’s equity value from the prior valuation of June 30, 2022 was adjusted based on consideration given to the performance of the biotechnology indices as well as the Company’s entity-specific factors. The valuation also considered the Series A redeemable convertible preferred stock (the “Series A Preferred”) investor right to purchase additional future Series A Preferred shares at one additional milestone tranche closing. The 35.0% DLOM applied to the fair value of Common Stock was estimated using a put option analysis.

The principal factor that contributed to the increase in the fair value of the Common Stock from June 30, 2022, the date of the Company’s most recent valuation, to October 31, 2022 included the following:

•	A market adjustment factor of 3.6% was applied as of the Valuation Date to reflect the improved market conditions within the biotechnology indices over the measurement period.

Between October 31, 2022 and February 17, 2023, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Company determined that no developments that would affect the valuation occurred from October 31, 2022 to February 17, 2023.

February 17, 2023 Valuation

The fair value of the Common Stock of $4.47 per share at February 17, 2023 was determined with the assistance of an independent third-party valuation firm and approved by the Board on March 2, 2023. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the IRC with respect to options granted on March 2, 2023, March 3, 2023, March 14, 2023 and April 8, 2023, along with other factors determined by the Board to be relevant at the time of each such grant of options.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY UPSTREAM BIO, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

September 30, 2024

The February 17, 2023 valuation applied the OPM method to allocate the fair value of the Company’s equity to various securities within the Company’s capital structure. Under this method, the OPM model was built based on the Company’s capital structure and reasonable option model inputs. The total equity value of the Company was calibrated based on the implied value of the Series A Preferred upon achievement of the milestone in February 2023, which resulted in the second tranche closing of Series A Preferred. This implied total equity value was adjusted to reflect market condition changes observed in the biotechnology indices over the measurement period of October 2021 through the Valuation Date. The 35.0% DLOM applied to the fair value of Common Stock was estimated using a put option analysis.

The principal factors that contributed to the increase in the fair value of the Common Stock from October 31, 2022 to February 17, 2023 include the following:

•

The Company was able to achieve development milestones during the measurement period. The achievement of specific research milestones as outlined in the Series A Stock Purchase Agreement triggered the settlement of the second tranche closing of Series A Preferred in February 2023.

•	The completion of the second tranche milestone events and second tranche closing of the Series A Preferred resulted in an appreciation to the fair value of the total equity of the Company.

Between February 17, 2023 and June 6, 2023, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Company determined that no developments that would affect the valuation occurred from February 17, 2023 to June 6, 2023.

June 6, 2023 Valuation

The fair value of the Common Stock of $5.10 per share at June 6, 2023 was determined with the assistance of an independent third-party valuation firm and approved by the Board on June 10, 2023. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the IRC with respect to options granted on June 12, 2023, July 18, 2023, August 9, 2023, August 10, 2023, August 14, 2023, August 15, 2023 and September 6, 2023, along with other factors determined by the Board to be relevant at the time of each such grant of options.

The June 6, 2023 valuation applied the OPM method to allocate the fair value of the Company’s equity to various securities within the Company’s capital structure. Under this method, the OPM model was built based on the Company’s capital structure and reasonable option model inputs. The equity value of the Company was determined such that the implied value per share of Series B redeemable convertible preferred stock (the “Series B Preferred”) is equal to its original issue price, which included the initial Series B Preferred closing in June 2023 plus the future call option right of Series B Preferred investors to purchase additional shares at one additional tranche closing. The 30.0% DLOM applied to the fair value of Common Stock was estimated using a put option analysis.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY UPSTREAM BIO, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

September 30, 2024

The principal factors that contributed to the increase in the fair value of the Common Stock from February 17, 2023 to June 6, 2023 include the following:

•	The appreciation of Common Stock as a result of a new preferred round of financing from outside investors as of the Valuation Date.

•	The DLOM was reduced from 35% to 30% during the measurement period.

Between June 6, 2023 and March 1, 2024, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Company determined that no developments that would affect the valuation occurred from June 6, 2023 to March 1, 2024.

March 1, 2024 Valuation

The fair value of the Common Stock of $5.96 per share at March 1, 2024 was determined with the assistance of an independent third-party valuation firm and approved by the Board on March 13, 2024. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the IRC with respect to options granted on March 27, 2024 and April 4, 2024, along with other factors determined by the Board to be relevant at the time of each such grant of options.

The March 1, 2024 valuation applied the OPM method to allocate the fair value of the Company’s equity to various securities within the Company’s capital structure. Under this method, the OPM model was built based on the Company’s capital structure and reasonable option model inputs. The total equity value of the Company was determined based on a market-adjusted approach. Under this approach, the Company’s equity value from the prior valuation was adjusted based on consideration given to the performance of the biotechnology indices as well as the Company’s entity-specific factors. The valuation also considered the Series B Preferred investors right to purchase additional future Series B Preferred shares at one additional tranche closing. The 35.0% DLOM applied to the fair value of Common Stock was estimated using a put option analysis.

The principal factor that contributed to the increase in the fair value of the Common Stock from June 6, 2023 to March 1, 2024 was:

•

The Company continued ongoing research and development efforts over the measurement period. The market-adjusted total equity approach applied a venture capital rate of return to the operational expenses to reflect the general business progression over the measurement period.

Between March 1, 2024 and April 22, 2024, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Company determined that no developments that would affect the valuation occurred from March 1, 2024 to April 22, 2024.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY UPSTREAM BIO, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

September 30, 2024

April 22, 2024 Valuation

The fair value of the Common Stock of $6.91 per share at April 22, 2024 was determined with the assistance of an independent third-party valuation firm and approved by the Board on April 25, 2024. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the IRC with respect to options granted on April 25, 2024, May 2, 2024, May 5, 2024 and May 7, 2024, along with other factors determined by the Board to be relevant at the time of each such grant of options.

The April 22, 2024 valuation was prepared using a Hybrid method with considerations of both an OPM and a PWERM approach, which included IPO and sale scenarios that were probability weighted based on their expected likelihoods of occurring. The IPO scenario was assigned a probability weight of 5.0%, which considered guideline IPO transactions identified within the last several years and the Company’s progress toward an IPO. The Common Stock value in the IPO scenario was adjusted by a DLOM of 9.5%. The Company’s sale scenario under an OPM method to allocate the fair value of the Company’s equity to various securities within the Company’s capital structure was assigned a probability weight of 95.0% and reflected a market adjustment based on the performance of biotechnology indices to the Company’s equity value, which was based on the Series B Preferred second tranche closing in April 2024. A 35% DLOM was applied in the sale scenario.

The principal factors that contributed to the increase in the fair value of the Common Stock from March 1, 2024 to April 22, 2024 include the following:

•

The progression of the Company towards an IPO, including the Company’s IPO organizational meeting held on May 8, 2024, resulted in an appreciated Common Stock valuation as a near-term IPO scenario was considered as of the Valuation Date.

•	The settlement of the Series B Preferred second tranche in April 2024.

Between April 22, 2024 and May 20, 2024, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Company determined that no developments that would affect the valuation occurred from April 22, 2024 to May 20, 2024.

May 20, 2024 Valuation

The fair value of the Common Stock of $9.59 per share at May 20, 2024 was determined with the assistance of an independent third-party valuation firm and approved by the Board on June 11, 2024. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the IRC with respect to options granted on June 11, 2024 and June 19, 2024, along with other factors determined by the Board to be relevant at the time of each such grant of options.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY UPSTREAM BIO, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

September 30, 2024

The May 20, 2024 valuation utilized the hybrid method with consideration of both an OPM and a PWERM, which included IPO and sale scenarios that were probability weighted based on their expected likelihoods of occurring.

The PWERM used in the May 20, 2024 valuation included the IPO scenario and the sale scenario. The IPO scenario was assigned a probability weight of 25.0%, which considered guideline IPO transactions identified within the last several years and the Company’s progress toward an IPO, as adjusted by a DLOM of 9.0%. The Company’s sale scenario was assigned a probability weight of 75.0% and reflected the market adjustment to the Company’s equity value since April 22, 2024 based on consideration given to the performance of the biotechnology indices as well as the Company’s entity-specific factors. A DLOM of 31.0% was then applied to arrive at an indication of value for the Common Stock under the sale scenario.

The principal factors that contributed to the increase in the fair value of the Common Stock from April 22, 2024 to May 20, 2024 include the following:

•

The progression of the Company towards an IPO, including the expected confidential submission of the Company’s initial draft registration statement on Form S-1 to the Commission, resulted in an increase scenario weighting applied to a near-term IPO scenario as of the Valuation Date.

•	Given the progression of the Company towards a potential IPO event, the DLOM applied in the IPO scenario was reduced to 9.0%.

•	The sale scenario DLOM was also reduced from 35.0% to 31.0% as of the Valuation Date.

Between May 20, 2024 and July 19, 2024, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Company determined that no developments that would affect the valuation occurred from May 20, 2024 to July 19, 2024.

July 19, 2024 Valuation

The fair value of the Common Stock of $11.14 per share at July 19, 2024 was determined with the assistance of an independent third-party valuation firm and approved by the Board on July 31, 2024. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the IRC with respect to options granted on July 31, 2024, along with other factors determined by the Board to be relevant at the time of such grant of options.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY UPSTREAM BIO, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

September 30, 2024

The July 19, 2024 valuation utilized the hybrid method of both the OPM and a PWERM, which included IPO and sale scenarios that were probability weighted based on their expected likelihoods of occurring.

The PWERM used in the July 19, 2024 valuation included the IPO scenario and the sale scenario. The IPO scenario was assigned a probability weight of 35.0%, which considered guideline IPO transactions identified within the last several years and the Company’s progress toward an IPO, as adjusted by a DLOM of 7.0%. The Company’s sale scenario was assigned a probability weight of 65.0% and reflected the market adjustment to the Company’s equity value since May 20, 2024 based on consideration given to the performance of guideline public companies and the biotechnology indices as well as the Company’s entity-specific factors. A DLOM of 30.0% was then applied to arrive at an indication of value for the Common Stock under the sale scenario.

The principal factors that contributed to the increase in the fair value of the Common Stock from May 20, 2024 to July 19, 2024 was the increase in the probability weighting of the IPO scenario to 35.0%, reflecting progress made by the Company since May 20, 2024, including the following:

•

On June 12, 2024, the Company confidentially submitted its initial draft registration statement on Form S-1 to the Commission, for which it received its first comment letter on July 9, 2024, and confidentially submitted an amendment on July 18, 2024;

•

The Company, in consultation with its Board and the underwriters of the potential IPO, further solidified its current plans for an IPO to be consummated in 2024, pending market conditions and review by the Commission, including incurring additional professional advisor fees, hiring additional employees to support the Company’s organizational growth, and otherwise preparing for post-IPO operations; and

•	Given the progression of the Company towards a potential IPO event the DLOM applied in IPO scenario was reduced to 7.0% as of the Valuation Date.

•	The sale scenario DLOM was also reduced from 31.0% to 30.0% as of the Valuation Date.

Between July 19, 2024 and July 31, 2024, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. Given minimal changes in the guideline public peers stock prices, biotechnology indices and overall market conditions, the Board determined that the key assumptions used in the July 19, 2024 valuation were still accurate as of July 31, 2024 when it granted 34,000 options.

The Company does not intend to grant any additional equity awards under the existing 2021 Stock Option and Grant Plan leading up to the completion of the proposed IPO, assuming the Company’s current timeline.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY UPSTREAM BIO, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

September 30, 2024

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal quantitative determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to September 20, 2024, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

In addition, the Company believes that the difference between the July 19, 2024 fair value determination of $11.14 per share, which does not reflect the anticipated Stock Split, and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and continued positive developments with respect to the Company’s business that occurred subsequent to July 19, 2024, the date of the Company’s most recent determination of the fair value of its Common Stock:

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s third-party valuation of the Common Stock as of July 19, 2024. Specifically, in the third-party valuation, the probability weighting for the IPO scenario was 35%.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Common Stock has been created, and, therefore, it excludes any DLOM of the Common Stock, which was taken into account in the third-party valuation as of July 19, 2024. The DLOM in the valuation that was applied to the IPO scenario was 7.0%.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding redeemable convertible preferred stock. The Company’s redeemable convertible preferred stock currently has substantial economic rights and preferences over the Common Stock. Upon the closing of the IPO, all outstanding shares of the Company’s redeemable convertible preferred stock will convert into Common Stock, thus eliminating the superior rights and preferences of the redeemable convertible preferred stock as compared to the Common Stock.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY UPSTREAM BIO, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

September 30, 2024

•

Since July 31, 2024, the last date on which the Company referenced the July 19, 2024 third-party valuation in connection with option grants, the Company has taken several steps toward the completion of an IPO, including completing testing-the-waters meetings and publicly filing the Registration Statement with the Commission on September 18, 2024.

•

The valuations of comparable companies that have completed or launched IPOs from January 2024 to date, which valuations reflected increases from the last rounds of private equity financing prior to such IPOs, i.e., reflecting step-up multiples in the IPO.

•	From June 2024 to September 2024, the Company conducted 70 “testing-the-waters” meetings with prospective investors, and as a result, the Company elected to continue to pursue an IPO.

•

The IPO market for biotechnology IPOs has exhibited momentum and increased strength, including four biotechnology IPOs that were completed from July 19, 2024 through September 12, 2024, of which a majority priced at or above the mid-point of the price range included in the respective preliminary prospectuses.

•

The price that investors are willing to pay in the IPO, for which the Preliminary Price Range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in prior valuations of the Company’s Common Stock, but the Company or the underwriters for the offering believe are significant to investors in their own subjective and qualitative assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.

•

In determining the Preliminary Price Range, the underwriters utilized a number of valuation methodologies, including a discounted cash flow analysis, factors likely to affect the Company’s revenues and profitability, and relevant trading multiples for comparable public companies.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

The Company believes the Preliminary Price Range for the IPO is reasonable. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates and Significant Judgments—Stock-Based Compensation—Determination of Fair Value of Common Stock” for additional background regarding its equity grant valuation methodologies to date.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY UPSTREAM BIO, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

September 30, 2024

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

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If you have any questions or comments regarding the foregoing, or if there is any additional information that we may provide to assist the Staff’s review, please contact the undersigned at (617) 570-1329.

Sincerely,

GOODWIN PROCTER LLP

By:	/s/ Gabriela Morales-Rivera
Gabriela Morales-Rivera, Esq., Goodwin Procter LLP

cc:	E. Rand Sutherland, M.D., M.P.H., Upstream Bio, Inc.

Michael Paul Gray, M.B.A., Upstream Bio, Inc.

William D. Collins, Esq., Goodwin Procter LLP

Kathryn W. Clerici, Esq., Goodwin Procter LLP

Kristin VanderPas, Esq., Cooley LLP

Dave Peinsipp, Esq., Cooley LLP

Denny Won, Esq., Cooley LLP

Charles S. Kim, Esq., Cooley LLP

FOIA CONFIDENTIAL TREATMENT REQUESTED BY UPSTREAM BIO, INC.